UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam 4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 23, 2023, REE Automotive, Inc. (the “Company”) announced its financial results for the first quarter ended March 31, 2023. The full text of the press release (the “Press Release”) and shareholder letter issued in connection with the announcement are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K. In the Press Release, the Company also announced that it will be holding a webcast and conference call on May 23, 2023 at 8:30am ET to discuss its financial results for the first quarter ended March 31, 2023.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Press release of REE Automotive Ltd., dated May 23, 2023
99.2	Shareholder Letter, dated May 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel